April 2, 2021

VIA EDGAR

Jean Yu

United States Securities and Exchange Commission

Division of Corporate Finance, Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Re:	Synaptics Incorporated

Form 10-K for the Fiscal Year Ended June 27, 2020

Response Dated February 23, 2021

File No. 000-49602

Dear Ms. Yu:

Synaptics Incorporated (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 12, 2021, relating to the aforementioned Form 10-K. For reference purposes, the text of your letter dated March 12, 2021, has been reproduced herein (in bold), with the Company’s response below each numbered comment. Unless the context otherwise requires, references to “Synaptics,” “our,” “us,” or “we” mean Synaptics Incorporated on a consolidated basis with its wholly owned subsidiaries.

Notes to Consolidated Financial Statements, 4. Divestiture, page F-17

1.

We have read your response to comment 2, noting that you determined the TDDI product line disposal did not qualify as a discontinued operation since it did not qualify as a component of an entity and did not represent a strategic shift that has or will have a major effect on your operations and financial results. Please address the following comments:

Response: We acknowledge the Staff’s comments and offer the following responses.

•

Explain in further detail how you determined the disposed TDDI product line did not represent a component of an entity. Considering you previously provided pro forma financial statements reflecting the impact, it appears that the operations and cash flows could be clearly distinguished, operationally and for financial reporting purposes, from the rest of your business. We also note that you refer to the disposed entity as a “business” within the aforementioned Form 8-K, on page 40 of your Form 10-K, and on page 31 of your Form 10-Q for the quarterly period ended December 26, 2020.

Under ASC 205-20, a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary or an asset group.

We initially determined that our disposal group did not represent a component as it represented only a portion of a product line within a component. Our divestiture was comprised of certain TDDI products that represented only a subset of our TDDI product line. The TDDI technology is used broadly across several products and not exclusively in the disposed mobile TDDI products.

We evaluated the requirements for filing pro forma financial statements under Regulation S-X Article 11 and determined that under the significant subsidiary rules the disposition did not meet the asset or income threshold tests (<5% under both tests), but it did initially meet the investment test threshold as a result of the estimated proceeds being slightly over 10% of our fiscal 2019 year-end total assets. Accordingly, we prepared pro forma financial statements to comply with the pro forma financial statement disclosure requirements under Regulation S-X Article 11.

Synaptics Incorporated ● 1251 McKay ● San Jose, CA 95131 USA

Ph: 408.904.1100 ● Fax: 408. 904.1110

www.synaptics.com

Considering these factors in the aggregate, we acknowledge that the disposed mobile TDDI products could be viewed as a component.

•

Explain in further detail how you determined that the disposal did not represent a strategic shift that has or will have a major effect on your operations and financial results. Based on your pro forma financial statements, we note that the disposal represented approximately 22% your fiscal 2019 revenues and over half of your net income for the six month interim period ended December 28, 2019. We further note on page 31 of your most recent Form 10-Q that there was a 49% and 39.2% decline in your mobile product application net revenues for the three and six months ended December 26, 2020, respectively, that you primarily attribute to the sale of your TDDI business.

The determination of a strategic shift that has or will have a major effect was based on management’s judgment and analysis, as there is no bright line test set out in Subtopic 205-20. The Company does not, and did not at the time, believe the sale to be a strategic shift in its business plans, since following the disposition the Company continues to pursue market share and product development in mobile smartphones applications, LCD based display technologies, and integrated touch and display products, and we continue to service substantially the same customer base as those who purchased products related to the disposed assets.

As part of the natural technology cycle in the semiconductor industry, particularly in the mobile product market, many products do experience significant sales increases that are expected to significantly diminish over a relatively short time period. Our TDDI mobile products were no exception to this cycle. The Company is in a constant state of investing and developing new and derivative products to meet the evolving needs of its end customers as their technology continues to change to keep up with changes in market requirements. The sale of a subset of these TDDI mobile product SKUs were part of the Company’s natural technology cycle and not a strategic shift as we continue to invest in the TDDI technology and continue to sell TDDI product with this technology subsequent to the divesture.

Quantitatively, the mobile TDDI product line revenue was approximately 22% of the Company’s total revenue in fiscal 2019, declining to approximately 18% of total revenue through the first six months of fiscal 2020. The third quarter of fiscal 2020 was the last full quarter with revenue from the disposed mobile TDDI product line, and revenue during that quarter further declined to only approximately $41.2 million, or approximately 13%. Further, at the time of the disposition, the Company believed that the revenue from products related to the disposed assets would soon be less than 10% of the Company’s sales. Accordingly, when viewed in the context of this declining revenue, the relative importance of this product line to the Company further supported the conclusion that it was not a change in the Company’s strategic direction.

In addition, as demonstrated in the pro forma financial statements with respect to the disposition, the Company’s research and development investment decreased from an annualized rate of $46.9 million in fiscal 2019 to an annualized rate of $23.8 million, or by almost 50%, while selling general and administrative costs also decreased by approximately 15% on an annualized basis. Although the reduction in investment into the divested product line temporarily increased its short-term profitability during the interim periods of fiscal 2020, the level of profitability of the disposed mobile TDDI product line in the six-month interim period ended December 28, 2019, was not sustainable long-term in relation to the expected impact to the consolidated results, and therefore we do not believe such profitability should be extrapolated upon when assessing the impact in subsequent periods.

We also noted that as a result of working with our external valuation firm applying standard valuation practices, $12 million of goodwill was allocated to the disposed TDDI mobile product line. This accounted for less than 3% of total pre-disposition goodwill on our balance sheet, which quantitatively would not qualify as a major effect in the Company’s view.

Finally, the quantitative data presented in the pro forma financial statements, while accurate, does not reflect our internal expectations of shrinking revenue from this product line that was marginally profitable if built around a long-term competitive cost structure. This, coupled with the other qualitative factors described above, drove our conclusion that the disposal did not represent a strategic shift that has or will have a major effect on our operations and financial results.

As indicated in our Form 8-K filed on April 16, 2019, at the time of the announcement, we determined that the business met the held for sale criteria as prescribed by ASC 360-10-45-9, but did not meet the criteria to qualify as a discontinued operation. We believe our interpretation of the guidance and related conclusion are consistent with the applicable accounting rules and guidance under GAAP.

Synaptics Incorporated ● 1251 McKay ● San Jose, CA 95131 USA

Ph: 408.904.1100 ● Fax: 408. 904.1110

www.synaptics.com

12. Segment, Customers, and Geographic Information, page F-33

Response: We acknowledge the Staff’s comments and offer the following responses.

2.

You indicate in your response to comment 3 that the CODM has ultimate decision-making authority over the key operating decisions across all product categories, as well as other areas in the organization. Please describe the key operating decisions, who makes these decisions, and how performance is assessed and how resources are allocated. Additionally, tell us what financial information is used by the CODM in making these key operating decisions. As part of your response, please provide examples.

Response: The Company considers Michael Hurlston, its President and Chief Executive Officer, to be its chief operating decision maker (“CODM”). Mr. Hurlston, as CODM, in his ability to allocate resources, set the annual operating plan, and assess performance, has ultimate decision-making authority over all key strategic and operating decisions, including the allocation of resources among the product categories and administrative and functional units and expenditures therein, restructuring activities, product roadmaps and sales strategies, manufacturing strategy and use of third-party foundries, the geographic footprint of Company facilities and offices, overall headcount, Company financial performance targets, and mergers, acquisitions and divestitures.

A.	To inform his decision-making regarding the allocation of resources, the CODM regularly reviews and relies on the following:

(i)

Quarterly consolidated financial statements that include a consolidated GAAP and Non-GAAP Income Statement, consolidated Balance Sheet, consolidated Statement of Cash Flows, and relevant supporting financial information that are presented on a consolidated basis only;

(ii)	Monthly updates on sales trends and new sales opportunities presented at a customer level; and

(iii)	Monthly updates on the status of engineering projects.

As an example, the CODM reviewed consolidated financial statements, listened to investor feedback, and reviewed competitive benchmarks when he joined the Company in early fiscal 2020 to set a goal to increase non-GAAP gross margin through the reduction of costs, process improvements, and overall spending. He then set spending targets on a Company-wide basis in fiscal 2020 and 2021 and allocated resources to the divisions based on those targets. As another example, the CODM in early fiscal 2021 reviewed the Company-wide revenue forecast, external market forecasts, and market share to determine that inorganic revenue expansion would be a productive strategy for the Company. He tasked each division and the corporate development function with identifying acquisition opportunities that would expand revenue without hindering the Company’s ability to achieve its non-GAAP margin goal. The result of the review was the allocation by the CODM of resources to two divisions to acquire DisplayLink Corporation and to acquire certain assets and license certain intellectual property from Broadcom, Inc., respectively, both of which represent acquisitions of semiconductor technology-based products.

B.	Annually, the CODM reviews non-consolidated financial information as part of the following processes:

(i)

The Company’s annual operating planning process, which is designed around a one-year time horizon, is performed once a year to set the Company’s budget for the next fiscal year. All of the CODM’s direct reports present their resource proposals for the next fiscal year. Their proposals are reviewed and evaluated under a rigorous process and then modified and subsequently approved by the CODM. During the review process, the CODM sets a target budget for each of his direct report’s authorized spending levels, expectation for sales goals, and target profitability goals where relevant. Finally, actual results from the prior fiscal year that are reviewed and compared to the prior fiscal year’s annual operating plan and approved by the CODM. This is the only time that the disaggregated results are evaluated against target by the CODM, and therefore such results are not regularly reviewed.

(ii)

The Company’s long-range planning process, which is designed around a three-year time horizon, is performed once a year to assess the Company’s mid- to longer-term competitive market position. The CODM reviews and discusses competitive dynamics of the marketplace within each disaggregated product category and future sales opportunities for the Company’s existing and roadmap products. The review includes a forecasted operating statement for the Company that is prepared by the Finance department as a point-in-time estimate that is not updated or provided outside of the annual long-range planning process. No resource allocation decisions are made during this process.

As noted, the financial information in the annual operating plan and the long-range plan are reviewed on an annual basis by the CODM and not used on a quarterly basis or to assess performance throughout the year. ASC Paragraph 280-10-50-1b requires the operating results to be regularly reviewed by the CODM in order to meet the operating segment criteria.

Synaptics Incorporated ● 1251 McKay ● San Jose, CA 95131 USA

Ph: 408.904.1100 ● Fax: 408. 904.1110

www.synaptics.com

3.

We note the reference to your annual operating and long-range planning processes. Please explain to us how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed and individuals that participate at each step, and the level at which the CODM makes changes to the budget. Also, explain your process to assess performance against budget, including the level at which this assessment is made, the frequency, and the individuals involved in that process. In this regard, we note from your response that you prepare internal quarterly financial reports on a divisional basis.

Response: The Company prepares its annual operating plan on an annual basis through the following process: the Finance department prepares an operating budget proposal for each of the CODM’s direct reports, including the division general managers and the other corporate functional team leaders. The CODM’s direct reports then present their budget proposals to the CODM, who critically reviews the plans, asks probing questions, and raises issues for consideration and follow up during an iterative process that runs over a two to four week period. The CODM then evaluates the input from his direct reports and from the Finance department to establish corporate goals designed to address the competitive marketplace. The CODM will approve the final consolidated annual operating plan once all questions and issues have been appropriately addressed within the framework of the Company’s overall corporate strategy (as described in point B(i) in our response to Comment 2 above).

The Company’s long-range planning process (as described in point B(ii) in our response to Comment 2 above), which is designed around a three-year time horizon, is performed once a year to assess the Company’s mid- to longer-term competitive market position. The CODM reviews and discusses the competitive dynamics of the marketplace within each disaggregated product category and future sales opportunities for the Company’s existing and roadmap products. The CODM review includes a forecasted operating statement prepared by the Finance department as a point-in-time estimate that is not updated or provided to the CODM outside of the annual long-range planning process. No resource allocation decisions are made during this process.

On a quarterly basis, the Finance department also prepares financial projections for the informational use of the division general managers to track and assess progress toward various financial goals established by the CODM during the annual operating planning process and to internally track the Company’s competitive position in the market relative to industry competitors. These quarterly projections include non-GAAP revenue, gross margins, and operating expenses, and are not shared with the CODM at any point.

Finally, each of the CODM’s direct reports monitor their own performance against budget and the spending constraints allocated by the CODM. At fiscal year-end and in conjunction with the annual operating planning process for the next fiscal year, actual results from the prior fiscal year are reviewed by the CODM and compared to the prior fiscal year’s annual operating plan. This year-end review is the only time the disaggregated results are evaluated against target by the CODM.

4.

We note from page 5 of your response that the CODM meets with his direct reports one- on-one at least monthly and meets with the division general managers and their respective divisional leadership teams on a monthly basis. Please tell us whether any financial information is prepared, reviewed or discussed in conjunction with these meetings, either formally or informally. If so, describe the financial information and how it is used.

Response: In his monthly meetings with direct reports, the CODM is exposed to engineering project information and sales trends and/or sale opportunities, e.g., opportunities to win new business at existing or new customers. Information presented at these meetings focus on operational issues such as project schedules, engineering updates, new technology development, and competitive positioning in the marketplace. The division general managers do not present divisional financial statements or any measures of profit and loss in these regular monthly meetings or in any ad hoc informal meetings.

5.

We note from your response that the roles and responsibilities of division general managers include approving tactical decisions aligning to corporate strategy, resource allocations and management of those resources within the division. Please explain to us the nature of the resource allocations that the division general managers are responsible for and contrast them with resource allocations performed by the CODM.

Response: The division general managers are responsible for all direct resource allocations within their particular divisions, including research and development expenses and headcount management constrained by the allocation of resources approved by the CODM. However, because the Company’s sales, operations, and administrative functions are centralized, the division general managers do not have control over all expenditures associated with, and required to operate, their division. The division general

Synaptics Incorporated ● 1251 McKay ● San Jose, CA 95131 USA

Ph: 408.904.1100 ● Fax: 408. 904.1110

www.synaptics.com

managers focus on resource allocations directly within their control such as hiring, retaining, or terminating the staff that are responsible for the project work within the division. The division general managers and all functional leaders are required to keep expenditures within the respective allocations set and approved by the CODM during the annual operating planning process.

6.

We note from your response that 50% of the short-term compensation for division general managers is based on achievement of target financial metrics at the level of their respective divisions. Please tell us what these financial metrics are and each of their relative weightings in the compensation package.

Response: The division general managers are compensated through base salary, short-term cash incentive compensation, and long-term equity incentive compensation. Their short-term cash incentive compensation represents approximately 10% of their total targeted compensation and half of that amount, or only approximately 5%, is tied to division financial targets. The short-term cash incentive compensation is determined based on 50% weighting for achievement of target financial metrics at the consolidated Company level and on 50% weighting for achievement of target financial metrics at the level of their respective divisions. The target financial metrics at the divisional level were revenue, non-GAAP gross margin percentage, and non-GAAP operating profit, with each target metric weighted at 1/3 of the 50%. Consistent with fiscal 2020, the Company expects that in its current fiscal 2021, only approximately 5% of the division general managers’ total target compensation will be comprised of short-term cash incentives that are determined based on achievement of divisional financial targets.

Synaptics Incorporated ● 1251 McKay ● San Jose, CA 95131 USA

Ph: 408.904.1100 ● Fax: 408. 904.1110

www.synaptics.com

If you have any questions regarding our responses, please feel free to contact me by telephone at (408) 904-2741 or by facsimile at (408) 904-2742.

Very truly yours, Synaptics Incorporated

By:	/s/ John McFarland
John McFarland Senior Vice President, General Counsel, and Secretary

cc:	Micheal Reagan, Jones Day

Stuart Ogg, Jones Day

Synaptics Incorporated ● 1251 McKay ● San Jose, CA 95131 USA

Ph: 408.904.1100 ● Fax: 408. 904.1110

www.synaptics.com